Addendum 1 to Correspondence filed on EDGAR on January 25, 2008

 Page GMI-13 of the prospectus will be modified as follows:

 Your Right to Revoke (Free Look Period)


 You may cancel your contract within ten days after you receive it by returning it to our Administrative Office by mail, postmarked within the ten-day period. We will extend the ten day period if required by state law. If you cancel your contract, we'll return your contribution net of any investment performance and applicable charges, which may be more or less than your original contribution depending upon the investment experience of the Investment Options you selected. You bear the investment risk during the ten-day period, as well as any fees and charges incurred during the period your contract is in force. See
 Part 4 for more discussion of the fees and charges. In some states, the law requires that we return the amount of your contribution; in that case, we return the greater of the Account Value or your contribution.


 Page GMI-24 of the prospectus will be modified as follows:

Guaranteed Rate Options

We offer GROs with Guarantee Periods of two, three, five, seven and ten years. Each GRO matures at the end of the Guarantee Period you have selected. We can change the Guarantee Periods available from time to time. Each contribution or transfer to a GRO establishes a new GRO for the Guarantee Period you choose at the guaranteed interest rate that we declare as the current rate (Guaranteed Interest Rate). When you put a contribution into a GRO, a Guaranteed Interest Rate is locked in for the entire Guarantee Period you select. We credit interest daily at an annual effective rate equal to the Guaranteed Interest Rate. The Guaranteed Interest Rate will never be less than the minimum interest rate stated on the schedule page of your contract, which will never be less than 1%.